Exhibit 10. 3

Independent Auditors’ Consent

To the Shareholders of
Gilat Satellite Networks, Ltd.

We consent to the incorporation by reference in the Registration Statements Forms S-8 (Registration Nos. 333-96630, 333-08826, 333-10092, 333-12466, and 333-12988), Form F-3 (Registration No. 333-12698) of our report, with respect to the consolidated financial statements of Gilat Satellite Networks, Ltd. included in this Annual Report on Form 20-F for the year ended December 31, 2003.

/s/ Berman Hopkins Wright & LaHam, CPAs LLP
Melbourne Florida
March 16, 2004